UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2017

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200,

Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: February 3, 2017	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Execution Version

THIRD AMENDMENT TO CREDIT AGREEMENT

THIS THIRD AMENDMENT TO CREDIT AGREEMENT (this “Amendment”), dated as of January 27, 2017, is by and among INTERTAPE POLYMER CORP., a Delaware corporation, as a U.S. Borrower (“Intertape”), IPG (US) HOLDINGS INC., a Delaware corporation, as a U.S. Borrower (“IPG (US) Holdings”), IPG (US) INC., a Delaware corporation, as a U.S. Borrower (“IPG (US)”), INTERTAPE POLYMER GROUP INC., a corporation organized under the Canada Business Corporations Act, as a Canadian Borrower (the “Company”), and INTERTAPE POLYMER INC., a corporation organized under the Canada Business Corporations Act, as a Canadian Borrower (“Intertape Polymer Canada”; together with Intertape, IPG (US) Holdings, IPG (US) and the Company, the “Borrowers” and each individually, a “Borrower”) and WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association, as Administrative Agent for the Lenders. Capitalized terms used herein shall have the meanings ascribed thereto in the Credit Agreement unless otherwise defined herein.

W I T N E S S E T H

WHEREAS, the Borrowers, certain banks and financial institutions from time to time party thereto (the “Lenders”) and the Administrative Agent are parties to that certain Credit Agreement dated as of November 18, 2014 (as amended by that certain First Amendment to Credit Agreement dated as of January 28, 2016, and that certain Second Amendment to Credit Agreement, dated as of September 2, 2016, and as further amended, modified, extended, restated, replaced, or supplemented from time to time, the “Credit Agreement”);

WHEREAS, the Credit Parties have requested that the Required Lenders amend certain provisions of the Credit Agreement; and

WHEREAS, the Required Lenders are willing to make such amendments to the Credit Agreement, in accordance with and subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the agreements hereinafter set forth, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

AMENDMENTS TO CREDIT AGREEMENT

1.1 Deleted Definitions. The following definitions are hereby deleted from Section 1.1 of the Credit Agreement in their entirety: “Indian Entity” and “Indian JV”.

1.2 New Definitions. The following definitions are hereby added to Section 1.1 of the Credit Agreement in the appropriate alphabetical order:

“Guaranty Obligations” means any obligations of a guarantor pursuant to a Guarantee.

“Third Amendment Effective Date” means January 27, 2017.

1.3 Amendment to Definition of Indian Holdco. The definition of “Indian Holdco” set forth in Section 1.1 of the Credit Agreement is hereby amended by deleting such definition in its entirety and inserting the following in lieu thereof:

“Indian Holdco” means IPG Mauritius Holding Company Ltd, a private company organized under the laws of the Republic of Mauritius, with registration number C141993.

1.4 Amendment to Definition of Indian Investment Entities. The definition of “Indian Investment Entities” set forth in Section 1.1 of the Credit Agreement is hereby amended by deleting such definition in its entirety and inserting the following in lieu thereof:

“Indian Investment Entities” means, collectively, each Subsidiary of Indian Holdco that is organized as a separate entity under either the laws of India or the laws of the Republic of Mauritius, as the case may be.

1.5 Amendment to Definition of Material Subsidiary. The definition of “Material Subsidiary” set forth in Section 1.1 of the Credit Agreement is hereby amended by deleting such definition in its entirety and inserting the following in lieu thereof:

“Material Subsidiary” means, any Subsidiary of the Company (excluding the Indian Holdco and the Indian Investment Entities) that, together with its Subsidiaries, (a) generates more than 5% of Consolidated revenues of the Borrowers and their Subsidiaries on a pro forma basis for the four (4) fiscal quarter period most recently ended or (b) owns more than 5% of Consolidated Total Assets as of the last day of the most recently ended fiscal quarter of the Borrowers; provided, however, that if at any time there are Subsidiaries (excluding the Indian Holdco and the Indian Investment Entities) which are not classified as “Material Subsidiaries” but which collectively (i) generate more than 5% of Consolidated revenues of the Borrowers and their Subsidiaries on a pro forma basis for the four (4) fiscal quarter period most recently ended or (ii) own more than 5% of Consolidated Total Assets as of the last day of the most recently ended fiscal quarter of the Borrowers, then the Company shall within thirty (30) days after the end of such fiscal quarter designate one or more of such Subsidiaries (other than Subsidiaries of U.S. Credit Parties that are not U.S. Persons) as Material Subsidiaries and cause any such Subsidiaries to comply with the provisions of Section 8.14 such that, after such Subsidiaries become Subsidiary Guarantors hereunder, the Subsidiaries (excluding the Indian Holdco and the Indian Investment Entities) that are not Subsidiary Guarantors shall generate 5% or less of Consolidated revenues attributable to the Borrowers and their Subsidiaries and own 5% or less of Consolidated Total Assets, in each case as of the relevant time period. Each determination of materiality pursuant to this definition shall take place concurrently with the delivery of financial statements pursuant to Section 8.1 and upon the formation or acquisition of any new Subsidiary (other than any Indian Investment Entity) or any Permitted Acquisition by an existing Subsidiary (other than a Permitted Acquisition of an Indian Investment Entity).

1.6 Amendment to Section 8.14(d). Section 8.14(d) of the Credit Agreement is amended by replacing the reference to “Second Amendment Effective Date” in the last sentence thereof with the following: Third Amendment Effective Date.

1.7 Amendment to Section 9.1(f). Section 9.1(f) of the Credit Agreement is amended by deleting such section in its entirety and inserting the following in lieu thereof:

(f) Guaranty Obligations with respect to Indebtedness permitted pursuant to subsections (a) through (d) and subsection (m) of this Section;

1.8 Amendment to Section 9.1(g)(iv). Clause (iv) of Section 9.1(g) of the Credit Agreement is amended by deleting such clause in its entirety and inserting the following in lieu thereof:

(iv) owed by any Non-Guarantor Subsidiary to any Credit Party to the extent permitted by Section 9.3;

1.9 Amendment to Section 9.3. Section 9.3 of the Credit Agreement is amended by deleting the lead-in paragraph to such section in its entirety and inserting the following in lieu thereof:

SECTION 9.3 Investments. Purchase, own, invest in or otherwise acquire (in one transaction or a series of transactions), directly or indirectly, any Equity Interests, interests in any partnership or joint venture (including, without limitation, the creation or capitalization of any Subsidiary), evidence of Indebtedness or other obligation or security (including, without limitation, Guaranty Obligations), substantially all or a portion of the business or assets of any other Person or any other investment or interest whatsoever in any other Person, or make or permit to exist, directly or indirectly, any loans, advances or extensions of credit to, or any investment in cash or by delivery of Property in, any Person (all the foregoing, “Investments”) except:

1.10 Amendment to Section 9.3(k). Section 9.3(k) of the Credit Agreement is amended by deleting such section in its entirety and inserting the following in lieu thereof:

(k) without duplication, Investments made by one or more Credit Parties and/or their Subsidiaries in Indian Investment Entities in an aggregate amount not to exceed $45,000,000;

1.11 Amendment to Section 9.15(c). Section 9.15(c) of the Credit Agreement is amended by deleting such section in its entirety and inserting the following in lieu thereof:

(c) Capital Expenditures. Permit the aggregate amount of all Capital Expenditures in any Fiscal Year to exceed $100,000,000.

1.12 Amendment to Article IX. Article IX of the Credit Agreement is amended by adding a new Section 9.18 immediately after Section 9.17 as follows:

SECTION 9.18 Indian Holdco. Permit the Indian Holdco to:

(a) hold any assets other than (i) the Equity Interests it owns of any of the Indian Investment Entities, (ii) minute books and other corporate books and records of the Indian Holdco and (iii) other miscellaneous non-material assets;

(b) have any liabilities other than (i) the liabilities under the Loan Documents, (ii) tax liabilities arising in the ordinary course of business and (iii) corporate, administrative and operating expenses in the ordinary course of business;

(c) engage in any activities or business other than (i) issuing shares of its own Qualified Equity Interests, (ii) holding, voting and disposing of the Equity Interests described in clause (a)(i) above, (iii) making payments, dividends, distributions or issuances to the Credit Party that owns Indian Holdco, (iv) incurring Guaranty Obligations to the extent permitted under Section 9.1(f), incurring unsecured intercompany Indebtedness to the extent permitted under Section 9.1 or making Investments to the extent permitted under Section 9.3 and (v) engaging in activities incidental and related to any of the foregoing or that are otherwise required by Applicable Law.

ARTICLE II

CONDITIONS TO EFFECTIVENESS

2.1 Closing Conditions. This Amendment shall be deemed effective (the “Third Amendment Effective Date”) upon satisfaction of the following conditions:

(a) Executed Amendment. The Administrative Agent shall have received a copy of this Amendment duly executed by each of the Credit Parties and the Administrative Agent, on behalf of the Required Lenders.

(b) Executed Pledge Interest Addenda. The Administrative Agent shall have received a copy of a Pledge Interest Addendum to the Guaranty and Security Agreement and the Canadian Guaranty and Security Agreement, duly executed by each of the Company and the Administrative Agent, in form and substance reasonably satisfactory to the Administrative Agent.

(c) Executed Lender Consents. The Administrative Agent shall have received executed consents, in substantially the form of Exhibit A attached hereto (each a “Lender Consent”), from the Required Lenders authorizing the Administrative Agent to enter into this Amendment on their behalf. The delivery by the Administrative Agent of its signature page to this Amendment shall constitute conclusive evidence that the consents from the Required Lenders have been obtained.

ARTICLE III

MISCELLANEOUS

3.1 Amended Terms. On and after the Third Amendment Effective Date, all references to the Credit Agreement in each of the Loan Documents shall hereafter mean the Credit Agreement, as amended by this Amendment. Except as specifically amended hereby or otherwise agreed, the Credit Agreement is hereby ratified and confirmed and shall remain in full force and effect according to its terms.

3.2 Representations and Warranties of Credit Parties. Each of the Credit Parties represents and warrants as follows:

(a) It has taken all necessary action to authorize the execution, delivery and performance of this Amendment.

(b) This Amendment has been duly executed and delivered by such Person and constitutes such Person’s legal, valid and binding obligation, enforceable in accordance with its terms, except as such enforceability may be subject to (i) bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors’ rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

(c) No consent, approval, authorization or order of, or filing, registration or qualification with, any court or governmental authority or third party is required in connection with the execution, delivery or performance by such Person of this Amendment.

(d) The representations and warranties contained in this Amendment and the other Loan Documents shall be true and correct in all material respects, except for any representation and warranty that is qualified by materiality or reference to Material Adverse Effect, which such representation and warranty shall be true and correct in all respects as of the Third Amendment Effective Date (except for any such representation and warranty that by its terms is made only as of an earlier date, which representation and warranty shall remain true and correct in all material respects as of such earlier date, except for any representation and warranty that is qualified by materiality or reference to Material Adverse Effect, which such representation and warranty shall be true and correct in all respects as of such earlier date).

(e) After giving effect to this Amendment, no event has occurred and is continuing which constitutes a Default or an Event of Default.

(f) The Security Documents continue to create a valid security interest in, and Lien upon, the Collateral, in favor of the Administrative Agent, for the benefit of the Lenders, which security interests and Liens are perfected in accordance with the terms of the Security Documents and prior to all Liens other than Permitted Liens.

(g) The Secured Obligations are not reduced or modified by this Amendment and are not subject to any offsets, defenses or counterclaims.

3.3 Reaffirmation of Secured Obligations. Each Credit Party hereby ratifies the Credit Agreement as amended by this Amendment and acknowledges and reaffirms (a) that it is bound by all terms of the Credit Agreement (as amended by this Amendment) applicable to it and (b) that it is responsible for the observance and full performance of its respective Secured Obligations.

3.4 Loan Document. This Amendment shall constitute a Loan Document under the terms of the Credit Agreement.

3.5 Expenses. The Borrowers agree to pay all reasonable costs and expenses of the Administrative Agent in connection with the preparation, execution and delivery of this Amendment, including without limitation the reasonable fees and expenses of the Administrative Agent’s legal counsel.

3.6 Further Assurances. The Credit Parties agree to promptly take such action, upon the request of the Administrative Agent, as is necessary to carry out the intent of this Amendment.

3.7 Entirety. This Amendment and the other Loan Documents embody the entire agreement among the parties hereto and supersede all prior agreements and understandings, oral or written, if any, relating to the subject matter hereof.

3.8 Counterparts; Telecopy. This Amendment may be executed in any number of counterparts, each of which when so executed and delivered shall be an original, but all of which shall constitute one and the same instrument. Delivery of an executed counterpart to this Amendment by telecopy or other electronic means shall be effective as an original and shall constitute a representation that an original will be delivered.

3.9 No Actions, Claims, Etc. As of the date hereof, each of the Credit Parties hereby acknowledges and confirms that it has no knowledge of any actions, causes of action, claims, demands, damages and liabilities of whatever kind or nature, in law or in equity, against the Administrative Agent, the Lenders, or the Administrative Agent’s or the Lenders’ respective officers, employees, representatives, agents, counsel or directors arising from any action by such Persons, or failure of such Persons to act under the Credit Agreement on or prior to the date hereof.

3.10 GOVERNING LAW. THIS AMENDMENT SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (INCLUDING SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

3.11 Successors and Assigns. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

3.12 Consent to Jurisdiction; Service of Process; Waiver of Jury Trial. The jurisdiction, service of process and waiver of jury trial provisions set forth in Sections 12.5 and 12.6 of the Credit Agreement (as amended by this Amendment) are hereby incorporated by reference, mutatis mutandis.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

INTERTAPE POLYMER GROUP INC.

THIRD AMENDMENT TO CREDIT AGREEMENT

IN WITNESS WHEREOF the parties hereto have caused this Amendment to be duly executed on the date first above written.

BORROWERS:	INTERTAPE POLYMER CORP., as a Borrower

	By:	/s/ Jeffrey Crystal
Name: Jeffrey Crystal
Title: Senior Vice President of Finance and Treasurer

IPG (US) HOLDINGS INC., as a Borrower

	By:	/s/ Jeffrey Crystal
Name: Jeffrey Crystal
Title: Vice President of Finance and Secretary

IPG (US) INC., as a Borrower

	By:	/s/ Jeffrey Crystal
Name: Jeffrey Crystal
Title: Vice President of Finance and Secretary

INTERTAPE POLYMER GROUP INC., as a Borrower

	By:	/s/ Jeffrey Crystal
Name: Jeffrey Crystal
Title: Chief Financial Officer

INTERTAPE POLYMER INC., as a Borrower

	By:	/s/ Jeffrey Crystal
Name: Jeffrey Crystal
Title: Vice President of Finance

[Signature Page to Third Amendment]

ADMINISTRATIVE AGENT:	WELLS FARGO BANK, NATIONAL ASSOCIATION, as Administrative Agent, Swingline Lender, Issuing Lender and Lender

	By:	/s/ Mark Dawson
Name: Mark Dawson
Title: Senior Vice President

[Signature Page to Third Amendment]

EXHIBIT A

FORM OF

LENDER CONSENT

See Attached.

LENDER CONSENT

This Lender Consent is given pursuant to the Credit Agreement, dated as of November 18, 2014 (as amended by that certain First Amendment to Credit Agreement, dated as of January 28, 2016, and that certain Second Amendment to Credit Agreement, dated as of September 2, 2016, and as further amended, modified, extended, restated, replaced, or supplemented from time to time, the “Credit Agreement”), by and among INTERTAPE POLYMER CORP., a Delaware corporation, as a U.S. Borrower (“Intertape”), IPG (US) HOLDINGS INC., a Delaware corporation, as a U.S. Borrower (“IPG (US) Holdings”), IPG (US) INC., a Delaware corporation, as a U.S. Borrower (“IPG (US)”), INTERTAPE POLYMER GROUP INC., a corporation organized under the Canada Business Corporations Act, as a Canadian Borrower (the “Company”), and INTERTAPE POLYMER INC., a corporation organized under the Canada Business Corporations Act, as a Canadian Borrower (“Intertape Polymer Canada”; together with Intertape, IPG (US) Holdings, IPG (US) and the Company, the “Borrowers” and each individually, a “Borrower”), the lenders who are party thereto, as Lenders, and WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association, as Administrative Agent for the Lenders. Capitalized terms used herein shall have the meanings ascribed thereto in the Credit Agreement unless otherwise defined herein.

The undersigned hereby approves the Third Amendment to Credit Agreement, to be dated as of January 27, 2017, by and among the Borrowers and the Administrative Agent, on behalf of the Lenders (the “Amendment”) and hereby authorizes the Administrative Agent to execute and deliver the Amendment on its behalf and, by its execution below, the undersigned agrees to be bound by the terms and conditions of the Amendment and the Credit Agreement (as amended by the Amendment).

Delivery of this Lender Consent by telecopy or other electronic means shall be effective as an original.

A duly authorized officer of the undersigned has executed this Lender Consent as of the             day of             , 201    .

,
as a Lender

By:
Name:
Title:

By:
Name:
Title:	[1]

[1]	Second signature block only required to be signed if two signature blocks are required by such Lender.